

July 30, 2013

<u>Via E-mail</u>
Mr. Lee Adrean
Corporate Vice President &
Chief Financial Officer
Equifax Inc.
1550 Peachtree Street, N.W.
Atlanta, Georgia 30309

> **Re:** **Equifax Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **File No. 001-06605**
> **Filed February 22, 2013**

Dear Mr. Adrean:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2012</u>

<u>Item 3. Legal Proceedings, page 22</u>

1. Please expand your disclosure here and in your commitments and contingencies footnote on page 77 to clarify whether a liability has been accrued related to any of your legal proceedings, and particularly the California Bankruptcy Litigation. Also clarify whether it is reasonably possible that the outcome of uncertainties may result in a liability exceeding the liability accrued by a material amount. Note that ASC 450 requires disclosure of the range of reasonably possible loss or a clear statement that a range cannot be estimated.

Goodwill and Other Intangible Assets, page 73

Indefinite-Lived Intangible Assets, page 74

2.   We note your indefinite lived asset related to contractual/territorial rights to operate in certain territories acquired through the purchase of independent credit reporting agencies in the US and Canada. Please explain the nature of these rights in greater detail.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                                      Sincerely,

                                                      /s/ Robert S. Littlepage for

                                                      Larry Spirgel
                                                      Assistant Director